W.H. MELL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2015	December 31, 2014
ASSETS		
Cash	$ 80,068	$ 41,543
Deposit with clearing broker	100,000	100,000
Securities owned - trading	5,426,856	3,172,853
Syndicate Receivable	710,906	-
Interest receivable	123,571	76,827
Agency Commission Receivable	-	418
Fixed assets, net of accumulated depreciation	11,951	33,012
Security deposits	750	750
Other assets	73,415	54,305
	$ 6,527,517	$ 3,479,708

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
LIABILITIES:		
Payable to clearing broker	$ 3,470,416	$ 1,105,326
Syndicate Liability	710,906	-
Accounts payable and other accrued expenses	459,706	414,793
Total Liabilities	4,641,028	1,520,119
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares; issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	988,278	1,061,378
Total Stockholder's Equity	1,886,489	1,959,589
	$ 6,527,517	$ 3,479,708